AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 7, 2001
================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         ------------------------------

                                   SCHEDULE TO
            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                                (Amendment No. 1)

                         ------------------------------

                                 INFOVISTA S.A.
                       (Name of Subject Company (Issuer))

                         ------------------------------

                                 INFOVISTA S.A.
                        (Name of Filing Person (Offeror))

                         ------------------------------

     Options granted on or after September 1, 2000 Under the InfoVista S.A. 2000 Stock Option Plan and the InfoVista 2001 Employee Stock Option Plan
  to subscribe to Ordinary Shares, nominal value 0.54 euro per Ordinary Share, held by eligible employees
                         (Title of Class of Securities)

                         ------------------------------

                                    456817105
                      (CUSIP Number of Class of Securities)
            (American Depositary Shares representing Ordinary Shares)


                         ------------------------------

                                   Emily Carey
                                 General Counsel
                                    InfoVista
                            6, rue de la Terre de Feu
                         91952 Courtaboeuf Cedex, France
                               011-33-164-86-79-00
                          (Name, address and telephone
               number of person authorized to receive notices and
                   communications on behalf of filing person)

                                    Copy to:
                            John J. Cannon, III, Esq
                              John A. Morrison, Esq
                               Shearman & Sterling
                              599 Lexington Avenue
                          New York, New York 10022-6069
                                 (212) 848-4000


                           Calculation of Filing Fee
================================================================================

         Transaction Valuation*                       Amount of Filing Fee
--------------------------------------------------------------------------------
             $ 2,290,509                                     $ 458
================================================================================

* Calculated solely for purposes of determining the filing fee. This amount assumes that new options to subscribe to 654,820 ordinary shares of InfoVista S.A. having an aggregate value of $ 2,290,509 as of August 30, 2001 will be exchanged for currently outstanding options pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $ 458
Form or Registration No.: Schedule TO
Filing party: InfoVista S.A.
Date filed: August 30, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third party tender offer subject to Rule 14d-1.
[x]  issuer tender offer subject to Rule 13e-4.
[ ]  going-private transaction subject to Rule 13e-3.
[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


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



     This Amendment No. 1 amends the tender offer statement on Schedule TO filed with the Securities and Exchange Commission on August 30, 2001 (the "Schedule TO") by InfoVista S.A.(the "Company"), a societe anonyme, or limited liability company, organized under the laws of the Republic of France. The Schedule TO relates to an offer by the Company to grant eligible employees the opportunity to renounce the right to the benefit of all outstanding options granted on or after September 1, 2000 under the InfoVista S.A. 2000 Stock Option Plan and the InfoVista S.A. 2001 Employee Stock Option Plan (the "2001 Option Plan") to subscribe to the Company's ordinary shares, nominal value 0.54 euro per share ("Ordinary Shares"), for new options ("New Options") to subscribe to Ordinary Shares to be granted under the 2001 Option Plan, upon the terms and subject to the conditions described in the Offer to Grant dated August 30, 2001 (the "Offer to Grant") attached as Exhibit (a)(1) to the Schedule TO and the related email to eligible employees, attached as Exhibit (a)(2) to the Schedule TO, the form of election to renounce the right to the benefit of all outstanding options, attached as Exhibit (a)(3) to the Schedule TO, and the notice of withdrawal, attached as Exhibit (a)(4) to the Schedule TO. Capitalized terms not defined herein shall have the meanings ascribed to such terms in the Offer to Grant or in the Schedule TO.

     Schedule A to the Offer to Grant attached as Exhibit (a)(1) to the Schedule TO, is hereby amended to read as follows:

                                   SCHEDULE A

                    INFORMATION CONCERNING THE DIRECTORS AND
                      EXECUTIVE OFFICERS OF INFOVISTA S.A.

     On September 5, 2001, the Company announced new executive appointments and organizational changes designed to increase InfoVista's ability to provide cost-effective solutions to its customers and enhance shareholder value. In particular, Philippe Ozanian has been appointed Chief Financial Officer, replacing Alain Ries. Mr Ries will also step down from his position on the Board of Directors. The directors and executive officers of InfoVista S.A. and their positions and offices as of September 7, 2001, are set forth in the following table:

       Name                                     Current Position with InfoVista
       ----                                     -------------------------------
       Alain Tingaud                            Chairman and Chief Executive Officer

       Jean-Paul Bernardini                     Director

       Herbert May                              Director

       Vertex  Technology Fund Ltd.,            Director
       represented by Frankie Tan Siew Teck

       Hubert L.  Tardieu                       Director

       Peter C.  Waal                           Director

       Philippe Ozanian                         Executive Vice President Corporate Services and Chief Financial Officer

       Manuel Stopnicki                         Executive Vice President, Technology and Solutions Organization

       Peter Mao Lawn Fah                       Executive Vice President, Asia/Pacific Operations, Chief Executive Officer
                                                of InfoVista Pte. Ltd.


     The address for service for Alain Tingaud, Philippe Ozanian and the Executive Officers is InfoVista S.A.'s head office, 6, rue de la Terre de Feu, 91952 Courtaboeuf Cedex, France. Jean-Paul Bernardini may be contacted at PAI Management, BNP Paribas Capital, 43, avenue de l'Opera, 75002 Paris, France. Herbert May may be contacted at Management Beratungs und Beteiligungs-GmbH, Friedrichstr. 90, D-10117 Berlin, Germany. Frankie Tan Siew Teck may be contacted at Vertex Technology Fund, Ltd, 77 Science Park Drive, #02-15, Cintech III, Singapore Science Park 118256, Singapore. Hubert L. Tardieu may be contacted at Sema Group, 16, rue Barbes, 92126 Montrouge Cedex, France and Peter
C. Waal may be contacted at PO Box 796249, Dallas, TX 75379-6249, USA.


       Item 12. Exhibits.

       Item 12 of the Schedule TO is hereby amended to read as follows:

       (a)     (1)  Offer  to  grant  eligible   employees  the  opportunity  to
                    renounce the right to the benefit of all outstanding options granted on or after  September  1, 2000 under the  InfoVista
                    S.A.  2000 Stock  Option Plan and the  InfoVista  S.A.  2001
                    Employee Stock Option Plan, for new options to be granted under the InfoVista S.A. 2001 Employee Stock Option Plan*

               (2)  Form of email sent to eligible employees on August 27, 2001*

               (3) Form of election to renounce the right to the benefit of all outstanding options granted on or after September 1, 2000 under the InfoVista S.A. 2000 Stock Option Plan and the InfoVista S.A. 2001 Employee Stock Option Plan, held by eligible employees, for new options*

               (4)  Notice of withdrawal*

               (5)  National Insurance Letter*

               (6) Press Release issued by the Company on September 5, 2001 (incorporated by reference from current report on Form 6-K filed by the Company on September 5, 2001)


       (b)      Not applicable.

       (d)     (1)  InfoVista S.A. 2001 Employee Stock Option Plan*

               (2) Form of Grant of Incentive Stock Options Letter pursuant to the InfoVista 2001 Employee Stock Option Plan applicable to US employees*

               (3) Form of Grant of Stock Options Letter pursuant to the InfoVista 2001 Employee Stock Option Plan applicable to international employees*

               (4) InfoVista S.A. 2000 Stock Option Plan, as amended (unofficial English translation) (incorporated by reference to exhibit 10.7 to Form F-1, Commission File Number 333-12160)*

       (g)    Not applicable.

       (h)    Not applicable.



------------------
* Previously filed

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to the Schedule TO is true, complete and correct.

                                        INFOVISTA SA




  Dated : September 7, 2001             By : /s/ ALAIN TINGAUD
                                        Alain TINGAUD
                                        Chairman and Chief Executive Officer